Exhibit 12.1
Statement regarding the computation of consolidated ratio of earnings to fixed charges
Royal Bank of Canada and Subsidiaries - IFRS
Ratio of Earnings to Fixed Charges and Preferred Dividends

IFRS					CDN GAAP

3 months ended January 31	Year Ended October 31	Year Ended October 31	Year Ended October 31	Year Ended October 31	Year Ended October 31	Year Ended October 31
2015	2014	2013	2012	2011	2010	2009
(Canadian dollars in millions)
Excluding Interest on Deposits
Net Income before income taxes	$3,232	$11,710	$10,447	$9,513	$8,191	$6,968	$5,526

Less: Income/(loss) from equity investees (Note 1)	(36)	(162)	(139)	6	9	55	4	Note 1

Fixed Charges:
Interest expense (excl. Deposits)	$570	$2,030	$2,205	$2,298	$3,164	$2,605	$2,275
Estimated interest within rental expense	48	177	169	155	156	149	146
Total Fixed charges	618	2,207	2,374	2,453	3,320	2,754	2,421

Preferred dividend requirements (Note 2)	54	277	317	328	326	338	325	Note 2

Fixed charges and preferred dividends	672	2,484	2,691	2,781	3,645	3,092	2,746

Earnings	3,814	13,755	12,682	11,972	11,520	9,777	7,951

Ratio of earnings to fixed charges	6.17	6.23	5.34	4.88	3.47	3.55	3.28

Ratio of earnings to fixed charges and preferred dividends	5.68	5.54	4.71	4.31	3.16	3.16	2.90
Including Interest on Deposits
Net Income before income taxes	$3,232	$11,710	$10,447	$9,513	$8,191	$6,968	$5,526

Less: Income/(loss) from equity investees (Note 1)	(36)	(162)	(139)	6	9	55	4	Note 1

Fixed Charges:
Interest expense (incl. Deposits)	$2,071	$7,903	$7,899	$8,379	$9,626	$7,696	$9,037
Estimated interest within rental expense	48	177	169	155	156	149	146
Total Fixed charges	2,119	8,080	8,068	8,534	9,782	7,845	9,183

Preferred dividend requirements (Note 2)	54	277	317	328	328	338	325	Note 2

Fixed charges and preferred dividends	2,173	8,357	8,385	8,862	10,110	8,183	9,508

Earnings	5,315	19,628	18,376	18,053	17,982	14,868	14,713

Ratio of earnings to fixed charges	2.51	2.43	2.28	2.12	1.84	1.90	1.60

Ratio of earnings to fixed charges and preferred dividends	2.45	2.35	2.19	2.04	1.78	1.82	1.55
Note (1)	Q1 2015	2014	2013	2012	2011	2010	2009
Equity in Undistributed Earnings of Unconsolidated Subsidiaries Calculation (C $'000s):
Associated Corporations
(Equity accounted investments - IFRS)	42	162	159	162	(8,890)	(54,684)	(3,922)
Impairment of investments in JV and associates	(6)	-	(20)	(168)	-	-	-
JV
(proportionate consolidation Cdn. GAAP)							(1)
	36	162	139	(6)	(8,890)	(54,684)	(3,923)
Note: Losses are presented with a negative sign in this calculation.

Note (2)

Preferred Dividend Requirements Calculation (C $ millions):
Preferred Dividends (per Income Statement)	40	213	253	258	258	258	233
Taxable Equivalent Gross-up
(1-Effective Tax Rate for period)	76.0%	76.9%	79.9%	78.9%	78.7%	76.4%	71.6%
Preferred Dividend Requirement	54	277	317	327	328	338	325
Effective Tax Rate	24.0%	23.1%	20.1%	21.1%	21.3%	23.6%	28.4%